Via Edgar

March 16, 2022

Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Scienjoy Holding Corporation
Amendment No. 3 to Registration Statement on Form F-3 (“Registration Statement”)
Filed December 27, 2021
File No. 333-259951

Dear Mr. Derby:

On behalf of our client, Scienjoy Holding Corporation (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 6, 2022, (the “Staff’s Letter”), regarding the Company’s Amendment No. 3 to Registration Statement on Form F-3 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s Letter and the Staff’s comments are presented in bold Italics.

Amendment No. 3 to Registration Statement on Form F-3

Cover Page

1.	Please disclose here and in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement and the disclosure on page 6 in the Summary of the Registration Statement. The Company has also revised the disclosure on page 19 in Risk Factors of the Registration Statement.

2.	We note your risk factors on pages 20 and 26, which discuss your reliance on dividends and other distributions paid by your PRC subsidiaries, and that you intend to retain most, if not all, of your available funds and future earnings and do not expect to pay dividends in the foreseeable future after this offering. We also note your disclosure on page 51, which states, “We are a holding company incorporated in the British Virgin Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries.” Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Registration Statement.

Risks Related to Doing Business in China, page 5

3.	Please revise here and in Risk Factors on page 16 to clarify that the Chinese government may intervene or influence your operations at any time.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 in the Summary of the Registration Statement. Staff’s comment regarding Risk Factors on page 16 is duly noted. The Company hereby confirms that Page 16 in Risk Factors of the Amendment No.3 to Registration Statement on Form F-3, which is page 18 in the current Amendment No.4 to Registration Statement on Form F-3 has already clarified that Chinese government may intervene or influence your operations at any time.

Risk Factors
Our shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act..., page 17

4.	Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 in Risk Factors of the Registration Statement.

5.	Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 in Risk Factors of the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 646-367-1744. Thank you.

Sincerely yours,

/s/ Lan Lou
Lan Lou
Partner